Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and six months ended June 30, 2019

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2019 and 2018 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at July 31, 2019. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in a leading jurisdiction, the Rainy River gold mine (“Rainy River”) and the New Afton gold-copper mine (“New Afton”) in Canada. The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico (which transitioned to the reclamation phase on December 31, 2018). In addition, New Gold owns 100% of the Blackwater project located in Canada (“Blackwater”). New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
OUTLOOK FOR 2019	5
KEY PERFORMANCE DRIVERS	5
FINANCIAL RESULTS	8
REVIEW OF OPERATING MINES	13
DEVELOPMENT AND EXPLORATION REVIEW	19
FINANCIAL CONDITION REVIEW	20
NON-GAAP FINANCIAL PERFORMANCE MEASURES	26
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	40
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	42
ACCOUNTING POLICIES	42
CONTROLS AND PROCEDURES	43
CAUTIONARY NOTES	44

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

The Company completed the sale of Mesquite in October 2018 and the sale of Peak Mines in early April 2018. As a result, Mesquite and Peak Mines have been classified as discontinued operations. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
CONTINUING OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced (1)	132,556	127,603	255,820	246,679
Sold (1)	124,529	121,651	259,228	238,932
Gold (ounces):
Produced (1)	85,216	76,751	164,614	140,522
Sold (1)	84,184	72,774	173,496	136,928
Copper (millions of pounds):
Produced (1)	21.6	20.4	41.1	42.6
Sold (1)	18.3	19.6	38.6	40.9
Revenue (1)
Gold ($/ounce)	1,278	1,273	1,278	1,284
Copper ($/pound)	2.48	2.91	2.52	2.89
Average realized price(1) (2)
Gold ($/ounce)	1,304	1,300	1,302	1,314
Copper ($/pound)	2.74	3.18	2.77	3.16
Operating expenses per gold eq. ounce sold ($/ounce)(3)	684	642	664	698
Total cash costs per gold eq. ounce sold ($/ounce) (2)(3)	740	699	717	761
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,087	1,060	1,085	1,210
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period. For pricing assumptions, please refer to the “Review of Operating Mines” section of this MD&A.

FINANCIAL HIGHLIGHTS
	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
FINANCIAL INFORMATION FROM CONTINUING OPERATIONS
Revenue	155.1	152.5	323.0	300.0
Operating margin(1)	70.0	74.7	151.0	133.1
Revenue less cost of goods sold	16.4	9.0	36.2	11.3
Net loss	(35.7)	(310.6)	(49.1)	(341.5)
Adjusted net loss (1)	(7.2)	(10.8)	(9.0)	(28.7)
Operating cash flows	50.2	52.4	124.5	92.1
Operating cash flows before changes in non-cash operating working capital(1)	60.3	70.4	131.4	120.3
Capital expenditures (sustaining) (1)	31.2	36.2	73.8	91.7
Capital expenditures (growth) (1)	6.6	13.7	14.4	26.4
Total assets	2,169.3	3,479.7	2,169.3	3,479.7
Cash and cash equivalents	109.7	131.9	109.7	131.9
Long-term debt	781.9	959.1	781.9	959.1
Non-current liabilities excluding long-term debt	355.3	488.7	355.3	488.7
SHARE DATA
Loss per share from operations:
Basic ($)	(0.06)	(0.54)	(0.08)	(0.59)
Diluted ($)	(0.06)	(0.54)	(0.08)	(0.59)
Adjusted net loss per basic share ($)(1)	(0.01)	(0.02)	(0.02)	(0.05)
Share price as at June 30 (TSX – Canadian dollars)	1.27	2.74	1.27	2.74
Weighted average outstanding shares (basic) (millions)	579.1	578.7	579.1	578.7
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

OUTLOOK FOR 2019

During the year, the Company will continue to advance its strategy of re-positioning the Company for long-term success that will include: planned completion of substantially all remaining construction capital at Rainy River in order to position the operation for efficient and sustainable mining; optimizing the Rainy River life of mine plan with a clear focus on lowering future capital requirements while delivering strong free cash flow generation starting in 2020; re-launching an internally funded development program for the New Afton C-zone and delivering an optimized life of mine plan; and returning the Company’s focus to organic growth opportunities by launching strategic exploration programs at both assets.

During the second quarter, the Company reported positive results at Rainy River with improved mill availability, throughput, and metal recoveries achieved as mill upgrades and repairs were completed. The Company is committed to driving further efficiencies as construction activities advance over the balance of the year. Consistent with our renewed focus on organic growth, a strategic exploration program was launched in the second quarter that will focus on previously identified near-mine targets in the Intrepid North area. An updated mine plan is expected to be completed in the fourth quarter.

During the second quarter, New Afton reported another solid quarter of in-line results. Efforts continued to focus on advancing the internally-funded development of the C-zone, which is expected to extend the mine life to 2030. Concurrently, strategic delineation and exploration underground drilling programs are underway at New Afton that could delineate and potentially expand mineral resources within the sub-level cave (“SLC”) zone located to the east of the planned B3 block cave and will test the potential for additional resources in the down plunge extension of the C-zone (the D-zone). An updated life of mine plan is expected to be completed in the fourth quarter but could be delayed to the first quarter of 2020 to incorporate the sub-level cave (SLC) zone.

The Company is on track to achieve 2019 guidance for the Rainy River and New Afton mines.

Details of the Company’s 2019 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three and six months ended June 30, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended June 30, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,278 and $1,304 respectively, compared to the LBMA p.m. average gold price of $1,310 per ounce.

For the six months ended June 30, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,278 and $1,302 respectively, compared to the LBMA p.m. average gold price of $1,307 per ounce.

In December 2018, the Company entered into gold price option collar contracts to provide downside price protection. In the second quarter of 2019, the Company entered into additional gold price option contracts by purchasing put options at an average strike price of $1,300 per ounce and selling call options at an average strike price of $1,355 per ounce for a total of 72,000 ounces of gold production between January 2020 and June 2020 and by purchasing put options at an average strike price of $1,300 per ounce and selling call options at an average strike price of $1,415 per ounce for a total of 96,000 ounces of gold production between July 2020 and December 2020.

Copper Prices
For the three months ended June 30, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were $2.48 and $2.74 respectively compared to the average LME copper price of $2.77 per pound.

For the six months ended June 30, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were  $2.52 and $2.77  respectively compared to the average London Metal Exchange (“LME”) copper price of $2.80 per pound.

In December 2018, the Company entered into copper price option collar contracts to provide downside price protection.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River, and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 2% from March 31, 2019 to June 30, 2019. The average Canadian dollar against the average U.S. dollar for the three months ended June 30, 2019 weakened by approximately 1% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.

In the second quarter of 2019, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.34.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and six months ended June 30, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook

The LBMA p.m. gold price increased by 10% since the start of 2019. Despite the ongoing trade tension between the U.S. and China weighing on the global economic outlook, the equity and bond markets continued to perform strongly throughout the first half of 2019.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products increased sharply in the second quarter of 2019, coinciding with the rise in gold prices to multi-year highs.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable.

FINANCIAL RESULTS

Summary of Quarterly Financial Results
	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
FINANCIAL RESULTS
Revenue	155.1	152.5	323.0	300.0
Operating expenses	85.1	77.8	172.0	166.9
Depreciation and depletion	53.6	65.7	114.8	121.8
Revenue less cost of goods sold	16.4	9.0	36.2	11.3
Corporate administration	3.7	5.5	9.0	10.9
Corporate restructuring	-	2.3	-	2.3
Share-based payment expenses	1.1	0.1	1.4	1.5
Exploration and business development	1.8	0.4	2.2	1.0
Asset impairment	-	383.7	-	383.7
Earnings (loss) from operations	9.8	(383.0)	23.6	(388.1)
Finance income	0.5	0.3	1.0	0.7
Finance costs	(16.5)	(17.8)	(31.8)	(34.4)
Other gains and losses
Rainy River underground project costs	(1.7)	-	(3.4)	-
Gain (loss) on foreign exchange	0.6	(8.1)	(1.3)	(28.0)
Unrealized gain on foreign exchange forward contracts	4.0	-	4.0	-
Gain on disposal of assets	0.1	0.1	-	0.1
(Loss) gain on revaluation of investments	(0.4)	(0.1)	0.1	(0.1)
Unrealized (loss) gain on revaluation of gold stream obligation	(8.4)	6.3	(13.1)	9.6
Settlement and gain (loss) on revaluation of copper price option contracts	2.5	(0.4)	(0.6)	6.4
Settlement and loss on revaluation of gold price option contracts	(23.6)	-	(22.5)	-
Revaluation of CSP’s reclamation and closure cost obligation	(1.0)	-	(2.0)	-
Gain on additional proceeds realized from collection of amounts receivable associated with Mesquite sale	-	-	2.1	-
Other	(0.6)	(0.1)	(0.5)	1.5
Loss before taxes	(34.7)	(402.8)	(44.4)	(432.3)
Income tax (expense) recovery	(1.0)	92.2	(4.7)	90.8
Net loss from continuing operations	(35.7)	(310.6)	(49.1)	(341.5)
Earnings from discontinued operations	-	8.6	-	10.0
Net loss	(35.7)	(302.0)	(49.1)	(331.5)
Adjusted net loss from continuing operations (1)	(7.2)	(10.8)	(9.0)	(28.7)
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue
For the three months ended June 30, 2019, the $2.6 million, or 2%, increase in revenue was due to an increase in gold ounces sold offset by a decrease in average realized copper prices and copper sales. The average realized prices for the three months ended June 30, 2019 were $ 1,304 per gold ounce, and $2.74 per pound of copper. This compared to $1,300 per gold ounce and $3.18 per pound of copper in the prior-year period.

For the six months ended June 30, 2019, the $23.0 million, or 8%, increase was due to a $40.4 million increase in sales volume offset by a $17.4 million decrease in average realized metal prices. The average realized prices for the six months ended June 30, 2019 were $1,302 per gold ounce, and $2.77 per pound of copper. This compared to $1,314 per gold ounce and $3.16 per pound of copper in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses
For the three and six months ended June 30, 2019, operating expenses increased compared with the prior-year period due to higher sales volume.

Depreciation and depletion
For the three and six months ended June 30, 2019, depreciation and depletion decreased compared with the prior-year period as a result from the reduction in mining interests due to the Rainy River impairments. This was partially offset by an increase in sales volume.

Revenue less cost of goods sold
For the three and six months ended June 30, 2019, revenue less cost of goods sold increased by $7.4 million and $24.9 million respectively, primarily due to an increase in revenue and decrease in depreciation and depletion.

Corporate administration, corporate restructuring and share-based payment expenses
For the three and six months ended June 30, 2019, corporate administration decreased compared with the prior-year period due to lower headcount.

Finance income and finance costs
For the three and six months ended June 30, 2019, finance costs decreased relative to the prior-year period as the credit facility was undrawn.

Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs
Underground project costs of $1.7 million in the quarter and $3.4 million for the six months ended June 30, 2019 relate to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs. The cost to transfer ownership of infrastructure and equipment from the contractor has been capitalized.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of the deferred tax liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Foreign exchange forward contracts
For the three and six months ended June 30, 2019 the Company entered into a hedging program to manage its currency exposure of the Canadian dollar, which resulted in an unrealized foreign exchange gain of $4.0 million, and a realized gain of $0.1 million in the quarter.

Gold stream obligation
For the three and six months ended June 30, 2019, the unrealized loss on revaluation of the gold stream obligation derivative instrument was primarily a result of a decrease in the risk-free rate.

Copper option contracts
For the three months ended June 30, 2019, the Company recognized a $2.5 million gain on the revaluation of the copper price option contracts due to a decrease in copper prices. For the six months ended June 30, 2019, the Company recognized a $0.6 million loss on the revaluation of the copper price option contracts due to higher copper prices in the first quarter of 2019.

Gold option contracts
For the three and six months ended June 30, 2019, the Company recognized an unrealized loss on the revaluation of the gold price option contracts of $23.6 million and $22.6 million respectively, resulting from an increase in gold prices, and a realized loss of $0.9 million and $1.2 million respectively.

Mesquite sale proceeds
The gain on the Mesquite sale proceeds of $2.1 million represents additional proceeds collected in excess of the amounts accrued on the collection of the outstanding working capital proceeds due from the sale of Mesquite.

CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation for the three and six months ended June 30, 2019 is a result of changes in estimates to the expected cash flows.

Asset Impairment
For the three and six months ended June 30, 2018, the Company recorded an after-tax impairment loss of $282.1 million for Rainy River.

Income tax
Income tax expense from continuing operations for the three months ended June 30, 2019 was $1.0 million on a loss before taxes of $34.7 million compared to a recovery of $92.2 million on loss before tax of $402.8 million in the prior year, reflecting an effective tax rate of 2.9% in 2019 compared to 22.9% in 2018. In the prior year period, the income tax recovery was due to the impairment loss recorded as at June 30, 2018. The current year income tax expense relates primarily to current and deferred mineral taxes in the period.

Income tax expense from continuing operations for the six months ended June 30, 2019 was $4.7 million on a loss before taxes of $44.4 million compared to a recovery of $90.8 million on loss before tax of $432.3 million in the prior year, reflecting an effective tax rate of 10.6% in 2019 compared to 21.0% in 2018.

On an adjusted net loss basis, the adjusted tax expense from continuing operations for the three months ended June 30, 2019, was $1.0 million, compared to adjusted tax recovery of $3.7 million in the prior year. For the six months ended June 30, 2019, the adjusted tax expense was $1.8 million, compared to adjusted tax recovery of $7.1 million in the prior year.

The adjusted tax expense excludes other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Earnings from discontinued operations, net of tax
Peak Mines and Mesquite have been classified as discontinued operations in the prior-year period.

Net loss
For the three and six months ended June 30, 2019, the net loss decreased compared to the prior-year period due to the asset impairment in 2018, as well as the decrease in depreciation and depletion partially offset by the increase in other losses.

Adjusted net earnings (loss) from continuing operations
Net losses have been adjusted for other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for copper and gold price option contracts, fair value changes for foreign exchange forward contracts, and a foreign exchange loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Adjusted net loss from continuing operations for the three months ended June 30, 2019 was $7.2 million, or $0.01 per basic share, compared to an adjusted net loss from continuing operations of $10.8 million, or $0.02 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by a decrease in depreciation and depletion of $12.1 million, and a decrease in finance costs of $1.3 million. This was primarily offset by a decrease in operating margin of $4.7 million, an increase in exploration of $1.4 million, and an increase in adjusted income tax expense of $4.7 million.

Adjusted net loss from continuing operations for the six months ended June 30, 2019 was $9.0 million, or $0.02 per basic share, compared to an adjusted net loss from continuing operations of $28.7 million, or $0.05 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in operating margin of $17.9 million, decrease in depreciation and depletion of $7.0 million, a $2.6 million decrease in finance costs, and a decrease of $0.8 million in exploration, business development, and corporate general and administrative expenses. This was offset by a tax recovery decrease of $8.9 million.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
CONTINUING OPERATING INFORMATION
Gold production from operations (ounces)(1)	85,216	79,398	97,428	77,533	76,751	63,711	58,070	29,520	30,842
Gold sales from operations (ounces)(1)	84,184	89,312	84,421	76,653	72,774	64,154	54,170	28,479	27,245
Revenue	155.1	167.9	157.4	147.1	152.5	147.5	123.5	93.0	84.8
Net (loss) earnings	(35.7)	(13.4)	(742.5)	(1.6)	(310.6)	(30.9)	(226.9)	26.7	11.1
Per share:
Basic ($)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02
Diluted ($)	(0.06)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

In the first quarter of 2019, the Company identified an immaterial error relating to its deferred tax liabilities. The result of this error is an increase to income tax expense and deferred tax liabilities of $14.8 million for the three months and year ended December 31, 2018. The resulting understatement of the deferred tax liabilities balance of $14.8 million as at December 31, 2018 has been revised in the comparative condensed consolidated statement of financial position. There has been no change to the comparative condensed consolidated income statements or the comparative condensed consolidated statement of cash flow.

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

A summary of Rainy River’s operating results is provided below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,945	3,280	3,361	6,547
Waste mined (thousands of tonnes)	8,479	6,495	17,114	13,347
Ore processed (thousands of tonnes)	1,922	1,506	3,697	3,084
Ratio of waste-to-ore	4.36	1.98	5.09	2.04
Average gold grade (grams/tonne)	1.15	1.24	1.17	1.15
Gold recovery rate (%)	93	87	92	84
Gold eq. (ounces)(1)(3):
Produced	66,765	55,984	129,043	96,000
Sold	68,812	52,540	140,295	94,161
Gold (ounces)(1):
Produced	66,013	55,219	127,570	94,544
Sold	68,042	51,832	138,737	92,712
Average gold realized price(1)(2) ($/ounce)	1,301	1,301	1,298	1,313
Operating expenses per gold eq. ounce sold ($/ounce)(3)	906	802	853	993
Total cash costs per gold eq. ounce sold (2)(3)	907	802	853	993
All-in sustaining costs per gold eq. sold (2)(3)	1,314	1,295	1,322	1,787
FINANCIAL INFORMATION
Revenue	89.6	68.3	182.1	123.6
Operating margin (2)	27.3	26.4	62.5	30.1
Revenue less cost of goods sold	6.9	2.3	20.4	(11.5)
Capital expenditures (sustaining capital) (2)	21.4	24.4	56.0	73.3
Capital expenditures (growth capital) (2)	2.8	11.1	6.6	21.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces for Rainy River includes silver ounces produced or sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce and $14.89 per silver ounce and includes 66,157 ounces of silver. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and includes 60,451 ounces of silver.

Operating results

Production
The Rainy River Mine reported gold eq. production of 66,765 ounces (66,013 ounces of gold and 66,157 ounces of silver) for the quarter, despite the previously disclosed 10-day mill shutdown due to the buildup of water in the Tailings Management Area (TMA) (see the Company’s May 1, 2019 press release). Ore production during the quarter included planned lower grades as mining operations continued the transition from Phase 1 to Phase 2 of the mine plan. For the six months ended June 30, 2019, production was 129,043 gold eq. ounces (127,570 ounces of gold and 126,540 ounces of silver). The mine is on track to achieve annual production guidance of 250,000 to 275,000 gold eq. ounces.

During the quarter, approximately 1.9 million ore tonnes and 8.5 million waste tonnes (including 1.0 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.36:1. Phase 2 waste stripping was prioritized in the quarter as mining operations were diverted from the Phase 1 pit due to low drill availability, excess water at the bottom of the pit early in the quarter, and the planned 27-day outage of the PC8000 shovel for a partial overhaul. Additionally, 2.0 million tonnes of out-pit material were mined during the quarter in preparation for planned dam raises over the balance of the year.

Mill throughput for the quarter averaged 21,117 tonnes per day and achieved a record 24,230 average tonnes per day in June, surpassing the target of 24,000 tonnes per day. Milled grades are expected to be lower in the second half of the year as mining operations shift from Phase 1 to Phase 2 due to the depletion of Phase 1 ore.

Mill availability for the three months ended June 30, 2019 averaged 88% (93% in June). Downtime was related to mill upgrades and repairs, including brakes systems on both mills, as well as grid power interruptions due to weather conditions in early June.

Gold recovery improved to average 93% for the quarter as efforts continued to focus on ongoing circuit optimizations.

During the quarter, the Company advanced a comprehensive mine optimization study focused on accelerating free cash flow generation, including:
●
A review of alternative scenarios to create a more profitable pit with a focus on medium and high grade and elimination of lower margin ounces, which would reduce open pit waste and sustaining capital requirements

●	Benchmarking industry best practices in mining and milling to reduce costs
●	Optimizing the mine plan by decoupling construction rock needs from mining operations
●	Using excess mill capacity to process tonnes from the stockpile during the open pit mine life
●	A review of alternative underground scenarios to further enhance profitability, including reducing overall underground development requirements
An updated life of mine plan is anticipated to be completed in the fourth quarter.

Revenue
For the three and six months ended June 30, 2019, revenue increased compared to the prior-year period due to higher gold sales volumes.

Revenue less cost of goods sold
For the three and six months ended June 30, 2019, revenue less cost of goods sold increased, primarily driven by higher gold sales volumes.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce was $906 for the three months ended June 30, 2019, a 13% increase over the prior year period, due to an increase in operating waste tonnes mined. For the six months ended June 30, 2019, operating expense per gold eq. ounce was $853, a decrease over the prior year period due to increased gold ounces sold.

Total cash costs per gold eq. ounce were $907 for the three months ended June 30, 2019 and $853 for the six months ended June 30, 2019, on-track to achieve annual guidance of $870 to $950 per gold eq. ounce.

All-in sustaining costs (“AISC”) per gold eq. ounce for the quarter were $1,314 for the quarter, which included $3.5 million of capitalized mining costs (approximately $51 per gold eq. ounce) and $23.5 million of other sustaining capital expenditure and lease payments, primarily related to the Tailings Facility (Stage 2), the water treatment plant and major equipment overhauls. AISC per gold eq. ounce for the quarter increased by 2% over the prior year quarter due to an increase in sustaining capital and leases coupled with an increase in mining costs per ounce, offset by an increase in gold sales. For the six-month period, AISC per gold eq. ounce were $1,322 and are expected to be in-line with annual guidance of $1,690 to $1,790 per gold eq. ounce as capital construction activities ramp-up over the balance of the year, including the planned completion of Stage 2 of the TMA as well as the expected ramp-up of construction activities related to the maintenance, warehouse and camp facilities.

Sustaining capital and sustaining lease payments for the quarter were $27.0 million and $63.6 million for the six-month period. Sustaining capital is expected to be in-line with guidance of $210 to $230 million as management plans to substantially complete all capital construction projects over the balance of the year. Growth capital for the quarter was $2.8 million, related to the transfer of equipment from the underground contractor.

Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2019, the value of the U.S. dollar averaged $1.34 against the Canadian dollar compared to $1.29 in the prior-year period. This had a positive impact on total cash costs of $47 per gold ounce sold against the prior year.

For the six months ended June 30, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar compared to $1.28 in the prior-year period. This had a positive impact on total cash costs of $44 per gold ounce sold against the prior year.

Exploration activities
A strategic exploration drilling program was launched in the second quarter which will test near-mine targets in the Intrepid North area. To date, 2,500 metres (5 holes) of the planned 7,500 metres (15 holes) have been completed. The drilling program is expected to conclude in the third quarter.

New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,405	1,243	2,787	2,692
Ore processed (thousands of tonnes)	1,364	1,347	2,693	2,637
Average grade:
Gold (grams/tonne)	0.53	0.50	0.51	0.54
Copper (%)	0.86	0.82	0.83	0.88
Recovery rate (%):
Gold	83.3	85.5	83.3	84.8
Copper	83.1	83.8	83.1	83.5
Gold eq. (ounces)(1)(4):
Produced	65,791	68,340	126,777	142,057
Sold	55,717	65,669	118,933	135,583
Gold (ounces)(1):
Produced	19,203	18,637	37,044	38,635
Sold	16,142	17,945	34,759	36,430
Copper (millions of pounds)(1):
Produced	21.6	20.4	41.1	42.6
Sold	18.3	19.6	38.6	40.9
Revenue
Gold ($/ounce)	1,189	1,190	1,203	1,204
Copper ($/pound)	2.48	2.91	2.52	2.89
Average realized price (2):
Gold ($/ounce)	1,314	1,299	1,321	1,318
Copper ($/pound)	2.74	3.18	2.77	3.16
Operating expenses per gold eq. ounce sold ($/ounce)(4)	409	420	441	412
Operating expenses per gold ounce sold ($/ounce) (3)	413	412	447	410
Operating expenses per copper pound sold ($/pound) (3)	0.86	1.01	0.94	0.98
Total cash costs per gold eq. sold ($/ounce) (2)(4)	534	530	557	527
All-in sustaining costs per gold eq. sold ($/ounce) (2)(4)	711	718	712	670
Total cash costs on a co-product basis (2)
Gold ($/ounce)	539	520	565	524
Copper ($/pound)	1.12	1.27	1.18	1.26
All-in sustaining costs on a co-product basis (2)
Gold ($/ounce)	718	704	723	667
Copper ($/pound)	1.50	1.72	1.51	1.60

FINANCIAL INFORMATION:
Revenue	65.5	79.6	140.9	164.1
Operating margin (2)	42.7	52.0	88.5	108.2
Revenue less cost of goods sold	9.5	10.7	15.8	29.1
Capital expenditures (sustaining capital) (2)	9.6	11.8	17.5	18.4
Capital expenditures (growth capital) (2)	2.8	0.5	5.4	1.1
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
Gold eq. ounces for New Afton includes silver ounces and copper pounds produced or sold converted to a gold eq. based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $14.89 per silver ounce and $2.77 per copper pound and includes 85,148 ounces of silver. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and $3.12 per copper pound and includes 79,171 ounces of silver.

Operating results

Production
The mine produced 65,791 gold eq. ounces for the three months ended June 30, 2019 (19,203 ounces of gold and 21.6 million pounds of copper) and 126,777 (37,044 ounces of gold and 41.1 million pounds of copper) for the six months ended June 30, 2019. The mine is on track to achieve annual production guidance of 215,000 to 245,000 gold eq. ounces.

Mining and milling performance were in-line with planned levels for the three months ended June 30, 2019, achieving 16,357 tonnes mined per day and 14,992 tonnes milled per day, respectively, at gold and copper recoveries of 83%. The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter and is expected to be commissioned in the third quarter.

Development of the B3 and C-zones continued to advance in the three months ended June 30, 2019.

Efforts during the three months ended June 30, 2019  continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. An updated life of mine plan is expected to be completed in the fourth quarter but could be delayed to the first quarter of 2020 to incorporate the sub-level cave (SLC) zone. Based on work done to date, New Gold plans to dispose of C-zone tailings in an existing open pit using a thickened and amended approach to increase stability. In addition, the Company is considering dewatering and stabilizing the existing tailings facilities in place.

During the three months ended June 30, 2019, exploration-heading development towards the C-zone commenced and advanced by approximately 200 metres.

Revenue
For the three and six months ended June 30, 2019, revenue decreased compared to the prior-year period due to lower copper sales volume and copper prices.

Revenue less cost of goods sold
For the three and six months ended June 30, 2019, the decrease in revenue less cost of goods sold was primarily driven by lower copper sales volume and price.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce was $409 for the three months ended and $441 for the six months ended June 30, 2019. For the six months ended June 30, 2019, operating expense per gold eq. ounce has increased when compared to the prior year period due to decreased sales.

Total cash costs per gold eq. ounce was $534 for the three months ended June 30, 2019 and $557 per gold eq. ounce for the for the six months ended June 30, 2019. Total cash costs remain on track to achieve annual guidance of $600 to $640 per gold eq. ounce.

For the quarter, AISC per gold eq. ounce were $711 and AISC per gold ounce (net of by-product credits) were ($726).  For the six months ended June 30, 2019 AISC per gold eq. ounce were $712 and AISC per gold ounce (net of by-product credits) were ($697). AISC per gold eq. ounce and per gold ounce (net of by-product credits) are expected to be in-line with annual guidance of $810 to $890 and ($500) to ($420), respectively, as sustaining capital projects are expected to ramp-up over the balance of the year, primarily relating to B3 mine development and a tailings dam raise.

Sustaining capital and sustaining lease payments for the quarter were $9.7 million and $17.7 million for the six-month period. Sustaining capital is expected to be in-line with annual guidance of $45 to $55 million as capital projects are advanced.

Growth capital for the three months ended June 30, 2019 was $2.8 million, primarily related to C-zone development. Growth capital is expected to increase over the balance of the year and remains on track to achieve annual guidance of $40 to $45 million. During the second half of the year, planned growth capital expenditures are expected to increase, related to the recent delivery of an additional jumbo drill as well as scheduled payments for the thickened and amended tailings facility and is expected to achieve annual guidance of $40 to $45 million.

Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2019, the value of the U.S. dollar averaged $1.34 against the Canadian dollar, compared to $1.29 in the prior-year period, resulting in a positive impact on total cash costs of $27 per gold ounce sold against the prior year.

For the six months ended June 30, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar, compared to $1.28 in the prior-year period, resulting in a positive impact on total cash costs of $23 per gold ounce sold against the prior year.

Exploration activities
The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the sub-level cave (“SLC”) Zone located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (see the Company’s May 29, 2019 press release).

DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities
On June 24, 2019, the BC Ministers of Environment and Climate Change Strategy and Energy, Mines, and Petroleum Resources issued an environmental assessment (“EA”) certificate for the Blackwater Project.  This follows the April 15, 2019 issuance of a positive EA Decision Statement by the federal Minister of Environment and Climate Change. These milestones mark the end of the EA approvals phase.

On April 18, 2019, the Company entered into a trilateral participation agreement (“PA”) with the Lhoosk’uz Dene Nation and Ulkatcho First Nation, the two Indigenous groups whose traditional territories overlap the project’s mine site.  Engagement and negotiations with other First Nations continue.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and a higher-grade pit configuration with the goal of generating positive returns at current metals prices. In addition, the Company is considering other strategic alternatives with respect to the Blackwater project.

Project costs
For the three months ended June 30, 2019, capital expenditures totalled $1.0 million, compared to $2.1 million in the prior year. Expenditures in the current period related to continued advancement of the EA process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on PAs.

For the six months ended June 30, 2019, capital expenditures totalled $2.4 million, compared to $4.0 million in the prior year.

FINANCIAL CONDITION REVIEW

Balance Sheet Review
	As at June 30	As at December 31
(in millions of U.S. dollars)	2019	2018
BALANCE SHEET INFORMATION
Cash and cash equivalents	109.7	103.7
Other current assets	179.6	186.7
Non-current assets	1,880.0	1,879.2
Total assets	2,169.3	2,169.6

Current liabilities	138.8	130.9
Non-current liabilities excluding long-term debt	355.3	313.7
Long-term debt	781.9	780.5
Total liabilities	1,276.0	1,225.1
Total equity	893.3	944.5
Total liabilities and equity	2,169.3	2,169.6

Assets
Cash and cash equivalents
The increase in cash and cash equivalents was primarily driven by positive operating cash flows generated during the quarter.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period primarily due to the collection of working capital proceeds related to the Mesquite sale.

Non-current assets
Non-current assets consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment, and long-term inventory. Non-current assets were consistent with the prior period as additions were offset by depreciation and depletion.

Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities increased compared to the prior-year period as a result of an increase in derivative liabilities.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation, non-current portion of the gold price option contracts, and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at June 30, 2019 was $92.6 million, and was higher than the balance at December 31, 2018 of $86.1 million, primarily due to the decrease in discount rates used to value the liability.

The net deferred income tax liability is consistent at $56.5 million compared to the prior year.

Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving Credit Facility (the “Credit Facility”).

The Company’s gold stream obligation contains a maximum leverage ratio covenant net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) of 3.5:1.0, with the exception that the leverage ratio limit may increase to 4.0:1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5:1.0.

The Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”) which mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0.

The Company has a revolving credit facility with a maturity date of August 2021 and a borrowing limit of $400.0 million.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being Adjusted EBITDA to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the credit facility are as follows:

		Twelve months ended June 30	Year ended December 31
	Financial covenant	2019	2018
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.6 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.8 : 1	2.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.5 : 1	0.4 : 1

As at June 30, 2019, letters of credit amounting to $114.8 million have been issued through the Credit Facility (December 31, 2018 - $110.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at June 30, 2019, the Company had cash and cash equivalents of $109.7 million compared to $103.7 million at December 31, 2018. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
CASH FLOW INFORMATION
Cash generated from continuing operations	50.2	52.4	124.5	92.1
Investing cash flows used by continuing operations (capital expenditures and other)	(37.2)	(49.7)	(87.2)	(117.6)
Cash generated from investing activities (sale of Mesquite, Peak Mines, and other assets)	0.3	42.4	12.3	42.6
Cash used in financing activities	(36.2)	(82.8)	(44.2)	(89.5)
Effect of exchange rate changes on cash and cash equivalents	0.3	0.1	0.6	(0.7)
Cash flows related to discontinued operations	-	13.7	-	24.3
Change in cash and cash equivalents	(22.6)	(23.9)	6.0	(48.8)

Operations
For the six months ended June 30, 2019, the increase in cash generated from continuing operations was primarily due to higher revenue resulting from higher sales volume when compared to the prior period.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the unaudited consolidated statements of cash flows) for the three months ended June 30, 2019 and 2018:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CAPITAL EXPENDITURES BY SITE
Rainy River	24.2	35.5	62.6	94.6
New Afton	12.4	12.3	22.9	19.5
Blackwater	1.0	2.1	2.4	4.0
Corporate	0.2	-	0.3	-
Capital expenditures from continuing operations	37.8	49.9	88.2	118.1

Financing Activities
Cash used in financing activities primarily related to interest paid, lease payments and gold stream obligation payments.

The Company’s June 30, 2019 cash balance of $109.7 million, together with the $285.2 million available for drawdown under the Credit Facility at June 30, 2019, provided the Company with $394.9 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in December 2018 and during the quarter, the Company entered into copper and gold price option collar contracts for 2019 and 2020 production by purchasing put options and selling call options covering 10,800 tonnes of copper, and 96,000 ounces of gold for the remainder of 2019 and 168,000 ounces of gold for 2020. For further information on the gold and copper price option contracts, please refer to the “Key Performance Drivers” section of this MD&A.

In 2019, the Company is expecting to complete, substantially all of the remaining construction at Rainy River and continue to advance the C-zone development at New Afton resulting in significant capital expenditures that are expected to exceed total cash generated from operations. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2019, these commitments totalled $75.3 million, $75.1 million of which is expected to fall due over the next 12 months. This compares to commitments of $27.2 million as at December 31, 2018, $26.9 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at June 30, 2019 and 2018 there were no contingent losses recorded.

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

					As at June 30	As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2019 Total	2018 Total
CONTRACTUAL OBLIGATIONS
Long-term debt	-	-	500.0	300.0	800.0	800.0
Interest payable on long-term debt	50.4	100.8	49.9	16.7	217.8	242.9
Total lease commitments	9.2	15.8	11.5	-	36.5	19.9
Capital expenditure commitments	75.1	0.2	-	-	75.3	27.2
Reclamation and closure cost obligations	7.7	16.3	10.0	85.6	119.6	116.6
Gold stream obligation	17.7	49.3	52.0	140.4	259.4	267.5
Total contractual obligations	160.1	182.4	623.4	542.7	1,508.6	1,474.1

Related Party Transactions

The Company did not enter into any related party transactions during the three and six months ended June 30, 2019.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at July 31, 2019, there were 579.1 million common shares of the Company outstanding. The Company had 8.2 million stock options outstanding under its share option plan, exercisable for up to 8.2 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.

To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

All-in Sustaining Costs per Gold Equivalent Ounce

“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining (growth).  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold equivalent ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Previously New Gold calculated all-in sustaining costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	85.1	77.8
Gold equivalent ounces sold(2)	124,529	121,651
Operating expenses per gold equivalent ounce sold ($/ounce)	684	642
Operating expenses	85.1	77.8
Treatment and refining charges on concentrate sales	7.0	7.2
Adjustments(1)	-	(0.3)
Total cash costs	92.1	84.7
Gold equivalent ounces sold(2)	124,529	121,651
Total cash costs per gold equivalent ounce sold ($/ounce)	740	699
Sustaining capital expenditures(3)(5)	30.9	36.2
Sustaining exploration - expensed	0.2	0.5
Sustaining leases	5.7	-
Corporate G&A including share-based compensation(4)	4.8	5.5
Reclamation expenses	1.6	1.8
Total all-in sustaining costs	135.2	128.7
Gold equivalent ounces sold(2)	124,529	121,651
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,087	1,060
2.	Adjustments include social closure costs incurred at Cerro San Pedro included in operating expenses.
3.
Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, $2.77 per copper pound, and $14.89 per silver ounce . The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $3.12 per copper pound, and $16.53 per silver ounce.

4.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	For the three months ended June 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	172.0	166.9
Gold equivalent ounces sold(2)	259,228	238,932
Operating expenses per gold equivalent ounce sold ($/ounce)	664	698
Operating expenses	172.0	166.9
Treatment and refining charges on concentrate sales	14.0	15.5
Adjustments(1)	-	(0.5)
Total cash costs	186.0	182.0
Gold equivalent ounces sold(2)	259,228	238,932
Total cash costs per gold equivalent ounce sold ($/ounce)	717	761
Sustaining capital expenditures(3)(5)	73.5	91.5
Sustaining exploration - expensed	0.6	1.0
Sustaining leases	7.8	-
Corporate G&A including share-based compensation(4)	10.0	12.0
Reclamation expenses	3.1	2.9
Total all-in sustaining costs	281.0	289.4
Gold equivalent ounces sold(2)	259,228	238,932
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,085	1,210
7.	Adjustments include social closure costs incurred at Cerro San Pedro included in operating expenses.
8.	Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
9.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
10.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
11.	For the six months ended June 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	62.3	41.9
Gold Equivalent Ounces sold (1)	68,812	52,540
Operating expenses per unit of gold sold ($/ounce)	906	802
Operating expenses Treatment and refining charges	62.3 0.1	41.9 -
Total cash costs	62.4	41.9
Gold Equivalent Ounces sold	68,812	52,540
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	907	802
Sustaining capital expenditures(2)(3)	21.1	24.4
Sustaining exploration expense	-	0.2
Sustaining leases	5.6	-
Reclamation expenses	1.2	1.2
Total all-in sustaining costs	90.3	67.7
Gold Equivalent Ounces sold (1)	68,812	52,540
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,314	1,295
1.
Gold equivalent ounces for Rainy River includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce and $14.89 per silver ounce and includes 66,157 ounces of silver. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, $16.53 per silver ounce and includes 60,451 ounces of silver.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	For the three months ended June 30, 2019, sustaining capital expenditures are net of proceeds from disposal of assets.

	Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	119.6	93.5
Gold Equivalent Ounces sold (1)	140,295	94,161
Operating expenses per unit of gold sold ($/ounce)	853	993
Operating expenses Treatment and refining charges	119.6 0.1	93.5 -
Total cash costs	119.7	93.5
Gold Equivalent Ounces sold	140,295	94,161
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	853	993
Sustaining capital expenditures(2)(3)	55.7	73.1
Sustaining exploration expense	-	0.4
Sustaining leases	7.6	-
Reclamation expenses	2.4	1.2
Total all-in sustaining costs	185.4	168.2
Gold Equivalent Ounces sold (1)	140,295	94,161
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,322	1,787
1.	Gold equivalent ounces for Rainy River includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.
2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	For the six months ended June 30, 2019 and 2018, sustaining capital expenditures are net of proceeds from disposal of assets.

	Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	22.8	27.6
Gold Equivalent Ounces sold (1)	55,717	65,669
Operating expenses per unit of gold sold ($/ounce)	409	420
Operating expenses	22.8	27.6
Treatment and refining charges on concentrate sales	6.9	7.2
Total cash costs	29.7	34.8
Gold Equivalent Ounces sold (1)	55,717	65,669
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	534	530
Sustaining capital expenditures(2)	9.6	11.8
Sustaining exploration - expensed	(0.2)	0.1
Sustaining leases	0.1	-
Reclamation expenses	0.4	0.4
Total all-in sustaining costs	39.6	47.1
Gold Equivalent Ounces sold (1)	55,717	65,669
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	711	718
1.
Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q2 2019 was calculated based on average spot market prices of $1,310 per gold ounce, and $2.77 per copper pound. The ratio for Q2 2018 was calculated based on average spot market prices of $1,306 per gold ounce, and $3.12 per copper pound.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

	Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	52.4	55.9
Gold Equivalent Ounces sold (1)	118,933	135,583
Operating expenses per unit of gold sold ($/ounce)	441	412
Operating expenses	52.4	55.9
Treatment and refining charges on concentrate sales	13.9	15.5
Total cash costs	66.3	71.4
Gold Equivalent Ounces sold (1)	118,933	135,583
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	557	527
Sustaining capital expenditures(2)	17.5	18.3
Sustaining exploration - expensed	-	0.3
Sustaining leases	0.2	-
Reclamation expenses	0.7	0.9
Total all-in sustaining costs	84.7	90.9
Gold Equivalent Ounces sold (1)	118,933	135,583
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	712	670
1.
Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

	Three months ended June 30, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	6.7	15.8	0.3	22.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	16,142	18.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	413	0.86	4.98
Operating expenses	6.7	15.8	0.3	22.8
Treatment and refining charges on concentrate sales	2.0	4.8	0.1	6.9
Total cash costs	8.7	20.6	0.4	29.7
By-product silver and copper sales				(51.3)
Total cash costs net of by-product revenue				(21.6)
Units of metal sold (ounces/millions of pounds/millions of ounces)	16,142	18.3	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	539	1.12	6.49
Total cash costs per gold ounce sold ($/ounce)				(1,338)
Total co-product cash costs	8.7	20.6	0.4
Total cash costs net of by-product revenue				(21.6)
Sustaining capital expenditures(3)	2.8	6.7	0.1	9.6
Sustaining exploration expense	-	(0.1)	-	(0.1)
Sustaining leases	-	-	-	0.1
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	11.6	27.5	0.5
Total all-in sustaining costs net of by-product revenue				(11.7)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	718	1.50	8.65
All-in sustaining costs per gold ounce sold ($/ounce)				(726)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

	Three months ended June 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	7.4	19.8	0.4	27.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,945	19.6	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	412	1.01	5.2
Operating expenses	7.4	19.8	0.4	27.6
Treatment and refining charges on concentrate sales	1.9	5.2	0.1	7.2
Total cash costs	9.3	25.0	0.5	34.8
By-product silver and copper sales				(63.6)
Total cash costs net of by-product revenue				(28.8)
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,945	19.6	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	520	1.27	6.62
Total cash costs per gold ounce sold ($/ounce)				(1,604)
Total co-product cash costs	9.3	25.0	0.5
Total cash costs net of by-product revenue				(28.8)
Sustaining capital expenditures(3)	3.1	8.5	0.2	11.8
Sustaining exploration expense	-	0.1	-	0.1
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	12.5	33.9	0.7
Total all-in sustaining costs net of by-product revenue				(16.5)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	704	1.72	8.97
All-in sustaining costs per gold ounce sold ($/ounce)				(917)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

	Six months ended June 30, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	15.5	36.1	0.7	52.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,759	38.6	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	447	0.94	5.40
Operating expenses	15.5	36.1	0.7	52.4
Treatment and refining charges on concentrate sales	4.1	9.6	0.2	13.9
Total cash costs	19.6	45.7	0.9	66.2
By-product silver and copper sales				(109.0)
Total cash costs net of by-product revenue				(42.6)
Units of metal sold (ounces/millions of pounds/millions of ounces)	34,759	38.6	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	565	1.18	6.83
Total cash costs per gold ounce sold ($/ounce)				(1,228)
Total co-product cash costs	19.6	45.7	0.9
Total cash costs net of by-product revenue				(42.6)
Sustaining capital expenditures(3)	5.2	12.1	0.3	17.5
Sustaining leases	0.1	0.1	-	0.2
Reclamation expenses	0.2	0.5	-	0.7
Total co-product all-in sustaining costs	25.1	58.4	1.2
Total all-in sustaining costs net of by-product revenue				(24.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	723	1.51	8.73
All-in sustaining costs per gold ounce sold ($/ounce)				(697)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Six months ended June 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	14.9	40.2	0.8	55.9
Units of metal sold (ounces/millions of pounds/millions of ounces)	36,431	40.9	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	410	0.98	5.12
Operating expenses	14.9	40.2	0.8	(55.9)
Treatment and refining charges on concentrate sales	4.1	11.2	0.2	15.5
Total cash costs	19.0	51.4	1.0	71.4
By-product silver and copper sales				(131.6)
Total cash costs net of by-product revenue				(60.2)
Units of metal sold (ounces/millions of pounds/millions of ounces)	36,431	40.9	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	524	1.26	6.54
Total cash costs per gold ounce sold ($/ounce)				(1,654)
Total co-product cash costs	19.0	51.4	1.0
Total cash costs net of by-product revenue				(60.2)
Sustaining capital expenditures(3)	4.9	13.2	0.2	18.3
Sustaining exploration expense	0.1	0.2	-	0.3
Reclamation expenses	0.2	0.6	-	0.8
Total co-product all-in sustaining costs	24.2	65.4	1.2
Total all-in sustaining costs net of by-product revenue				(40.8)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	667	1.60	8.33
All-in sustaining costs per gold ounce sold ($/ounce)				(1,118)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Sustaining Capital Expenditures Reconciliation Tables
	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	37.8	49.9	88.2	118.1
New Afton growth capital expenditures(1)	(2.8)	(0.5)	(5.4)	(1.1)
Rainy River growth capital expenditures(1)	(2.8)	(11.1)	(6.6)	(21.3)
Blackwater growth capital expenditures	(1.0)	(2.1)	(2.4)	(4.0)
Sustaining capital expenditures from continuing operations	31.2	36.2	73.8	91.7
1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily the transfer of equipment from the underground contractor and in the prior-year period related to the payment of working capital for project development (pre-commercial production).

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share

“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

●	Impairment losses;
●	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
●	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
ADJUSTED NET LOSS FROM CONTINUING OPERATIONS RECONCILIATION
Loss before taxes	(34.7)	(402.8)	(44.4)	(432.3)
Other losses (1)	28.5	2.3	37.2	10.5
Asset impairment	-	383.7	-	383.7
Corporate restructuring	-	2.3	-	2.3
Adjusted net loss before taxes	(6.2)	(14.5)	(7.2)	(35.8)
Income tax expense	(1.0)	92.2	(4.7)	90.8
Income tax adjustments	-	(88.5)	2.9	(83.7)
Adjusted income tax (expense) recovery	(1.0)	3.7	(1.8)	7.1
Adjusted net loss	(7.2)	(10.8)	(9.0)	(28.7)
Adjusted loss per share (basic and diluted)	(0.01)	(0.02)	(0.02)	(0.05)
12.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	50.2	52.4	124.5	92.1
Add back (deduct): Change in non-cash operating working capital	10.1	18.0	6.9	28.2
Cash generated from operations before changes in non-cash operating working capital	60.3	70.4	131.4	120.3

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables
	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
TOTAL OPERATING MARGIN
Revenue	155.1	152.5	323.0	300.0
Less: Operating expenses	85.1	77.8	172.0	166.9
Total operating margin	70.0	74.7	151.0	133.1

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
RAINY RIVER OPERATING MARGIN
Revenue	89.6	68.3	182.1	123.6
Less: Operating expenses	62.3	41.9	119.6	93.5
Rainy River operating margin	27.3	26.4	62.5	30.1

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2019	2018	2019	2018
NEW AFTON OPERATING MARGIN
Revenue	65.5	79.6	140.9	164.1
Less: Operating expenses	22.8	27.6	52.4	55.9
New Afton operating margin	42.7	52.0	88.5	108.2

 Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	107.5	92.9	221.8	175.8
Treatment and refining charges on gold concentrate sales	2.1	1.9	4.2	4.1
Gross revenue from gold sales	109.6	94.8	226.0	179.9
Gold ounces sold	84,184	72,774	173,496	136,928
Total average realized price per gold ounce sold ($/ounce)	1,304	1,300	1,302	1,314

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	88.6	67.4	180.1	121.7
Treatment and refining charges	0.1	-	0.1	-
Gross revenue from gold sales	88.7	67.4	180.2	121.7
Gold ounces sold	68,042	51,832	138,737	92,712
Rainy River average realized price per gold ounce sold ($/ounce)	1,301	1,301	1,298	1,313

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019	2018	2019	2018
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	18.9	21.7	41.7	43.9
Treatment and refining charges on gold concentrate sales	2.0	1.9	4.1	4.1
Gross revenue from gold sales	20.9	23.6	45.8	48.0
Gold ounces sold	16,142	17,945	34,759	36,430
New Afton average realized price per gold ounce sold ($/ounce)	1,314	1,299	1,321	1,318

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2018, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended June 30, 2019, except as noted below:

Metal price risk
The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

●	the strength of the U.S. economy and the economies of other industrialized and developing nations;
●	global or regional political or economic conditions;
●	the relative strength of the U.S. dollar and other currencies;
●	expectations with respect to the rate of inflation;
●	interest rates;
●	purchases and sales of gold by central banks and other large holders, including speculators;
●	demand for jewellery containing gold; and
●	investment activity, including speculation, in gold as a commodity.

For the six months ended June 30, 2019, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,270 to $1,431 per ounce, and by copper prices in the range of $2.61 to $2.98 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at June 30, 2019, working capital includes unpriced gold and copper concentrate receivables totalling 2,500 ounces of gold and 0.4 million pounds of copper not offset by copper swap contracts. The Company’s exposure to changes in gold and copper prices has been significantly reduced during 2019 and 2020 as the Company has entered into gold and copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices.

An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

	Three months ended June 30		Three months ended June 30
(in millions of U.S. dollars, except where noted)	2019 Net Earnings (Loss)	2019 Other Comprehensive Income (Loss)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	8.1	-	9.1	-
Copper price	4.7	-	6.2	-

	Six months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2019 Net Earnings (Loss)	2019 Other Comprehensive Income (Loss)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	19.3	-	26.1	-
Copper price	10.5	-	12.9	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to continue commercial production at a particular site. In addition, cash costs and all-in sustaining costs of gold production are calculated on a gold equivalent basis, and therefore may be impacted by downward fluctuations in the price of copper and silver. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements, except as noted below.

Changes in accounting policies

Leases
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases.  The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company has adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2018. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2018 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Limitations of Controls and Procedures

The Company’s management, including its President & Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2019” and “Development and Exploration Review” and include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned activities for 2019 and beyond at the Company’s operations; and the expected timing of a revised life-of-mine plan for New Afton and Rainy River.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River, New Afton and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2019, commodity prices,  exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and the United States and, to a lesser extent,  Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Vice President, Technical Services for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.